Exhibit 14.1

HMS Holdings Corp. Code of Conduct

HMS Holdings Corp. 5651 High Point Drive, Irving TX 75038 Telephone 214.453.3000

Important Contact Information—Inside Cover

Email Drop Boxes	corporate.compliance.@hms.com

Hotline	Convercent 1-800-461-9330

Intranet Website (Requires VPN and password to access)	http://intranet.hms.com/Compliance/default.aspx • Code of Conduct, Compliance Policies, Compliance Resources

Training Site	HMS Learning Management System

Corp. Compliance	Alexandra Holt; Chief Compliance Officer 360 Park Avenue South, 17th Floor New York, NY 10010 Email: aholt@hms.com Direct Line: 212.857.5337

HMS Federal	Kimberly J. Hornik; Federal Compliance Officer khornik@hmsfederal.com Direct Line: 810.694.5758

HDI	Jennifer Drucker;HDI Compliance Officer Email: Jennifer.Drucker@email.hdi.com Direct Line: 702.777.1660, ext. 2880

Security	Scott Pettigrew; Chief Security Officer 5615 High Point Drive Irving TX 75038 Direct Line: 214.453.3118 Email: spettigrew@hms.com

Legal	Gene DeFelice; EVP, General Counsel & Secretary 5615 High Point Drive Irving, TX 75038 214.453.3000 Email: gene.defelice@hms.com

HR	Tracy A. South; CAO and EVP, Human Resources 5615 High Point Drive Irving TX 75038 214.453.3000 Email: tracy.south@hms.com

HMS Code of Conduct, Last Updated July 2014

CEO’S MESSAGE

Our reputation as an industry leader is based on delivering outstanding customer service while upholding the highest standards of integrity.  Our business relationships are built on trust, and are sustained by our Core Values of Service, Excellence, Innovation and Integrity.

This Code of Conduct highlights certain requirements for all HMS employees and business affiliates.  It’s not a collection of Company policies and procedures, but rather an overview of key principles and certain laws.  It includes references to other resources—Handbooks, Policies and Procedures and Training—where legal requirements and procedural details are spelled out in detail.  I expect each of you to read, understand and follow our Code of Conduct; please consult it throughout the year as you need to.  You are obligated to uphold our standards of behavior, and report immediately any violation of the Code.  If you have questions along the way, use the resources listed on the inside cover of this book and on our Intranet.  Each year, you will be asked to complete a Form pledging you will comply with this Code, take training to refresh your familiarity with the guidance given here, and communicate candidly about any concerns you have.

Great companies are judged by their actions—great and small.  The Code of Conduct outlines our path.  Please unite with me in living our commitment to do the right thing for the right reasons as we pursue our vision to power the healthcare system with integrity.

William C. Lucia

Chief Executive Officer and President

HMS Holdings Corp.

HMS Code of Conduct, Last Updated July 2014

Table of Contents

CONTENTS

OUR RESPONSIBILITIES	1

Introduction	1

Certifying Code Acceptance	1

Disciplinary Action	1

Reporting	1

Preventing Fraud, Dishonesty & Criminal Conduct	2

COMPETING FAIRLY	3

Antitrust and Competition	3

Business Intelligence	4

Bribery and Corruption	4

Gifts & Business Courtesies	5

Political Activities	6

Conflicts of Interest	7

Governmental Contracting and Procurement	8

OUR COMPANY	10

Respect in the Workplace	10

Safeguarding Information	13

SHAREHOLDERS AND THE PUBLIC	15

Record keeping & Accounting Controls	15

Insider Trading	16

Media & Public Inquiries	16

Code of Ethics for Senior Financial Officers	17

OUR RESPONSIBILITIES

Introduction

The HMS Code of Conduct is applicable to HMS Holdings Corp. and all of its subsidiaries’ (collectively “HMS”), employees, officers, directors, contractors, contingent workers and business affiliates.  Doing business with integrity is a core value for HMS—we provide world-class service to our clients through innovation and ethical business practices. You must act with honesty, candor and trustworthiness in all Company dealings.  This means you are expected to comply with all laws, rules and regulations that govern our business, maintain an ethical and professional work environment, and proactively support company policies. We believe that ethical behavior is promoted by full and open disclosure.  You are responsible for asking questions if something is unclear, and speaking up immediately if you suspect unethical or illegal behavior.  Our policies forbid any form of retaliation against you for fulfilling this obligation in good faith.  Although the Code is a general reference, and can’t cover every situation, it does provide you with clear guidelines. Also included is a list of contacts for you to use in seeking advice or reporting concerns.

Certifying Code Acceptance

You must review this Code and annually recertify in writing that you have read, understood, and will comply with it.  You are required to take annual training on the subject matter within the Code.  Managers must communicate the Code of Conduct and relevant HMS policies to your teams, and ensure staff complete annual training. Managers must never neglect to address or report a violation of the Code, law or regulation committed by someone you manage.

Disciplinary Action

Whether you are an employee, manager, officer or contractor, you may be disciplined or lose your job, if you:

•                  Do not follow this Code or other HMS policies

•                  Break any laws or regulations that apply to HMS

•                  Tell an employee to violate the Code, an HMS policy, a law or a regulation

•                  Fail to provide required information, or provide false information in connection with an investigation, about a violation of the Code, a law or a regulation

•                  Retaliate against a person who reports a suspected violation in good faith (regardless of whether the report is made within HMS or to an outside law enforcement or government agency) or who cooperates or helps in good faith with an investigation

•                  Neglect to address or report a violation of the Code, or a law or regulation, committed by someone you manage or of which you have been made aware

Reporting

Open Door Policy

Our standards are founded on the principles of candor and open access within HMS. Many issues can be resolved before they become problems for the company, employees, or the public. Our Open Door Policy encourages you to present ideas, report concerns and ask questions. All managers are responsible for supporting this policy by maintaining an “open door” for those reporting matters, and treating such reports and discussions with respect.  In our commitment to open communication, we provide different avenues for you to raise issues in good faith, while being protected from any retaliation for doing that. They are listed on the inside cover of this document and referenced throughout.

Retaliation Prohibited

HMS prohibits retaliation against anyone who in good faith:

•                  Makes a complaint or reports a violation to HMS or any law enforcement or government agency

•                  Cooperates or helps with a government or internal investigation

•                  Provides information to the government or HMS about a breach of law or HMS policy

If you believe that you have experienced wrongful retaliation, you should report the issue immediately by contacting the Hotline or the Chief Compliance Officer.

Confidentiality

Sensitivity to confidentiality is a priority, and every effort will be made to protect your identity (if you wish) when reporting an issue. However, in some cases it may be impossible to protect your privacy, due to demands of conducting an investigation or certain legal requirements. If you want to report your concern anonymously, place a call or go online to the Corporate Hotline.

Anonymous Reporting—THE HOTLINE

The Corporate Hotline provides a direct way to report a compliance or Code of Conduct concern.  The Hotline is managed by an independent third party—Convercent—and is available 24 hours a day, 7 days a week, 365 days a year. To reach the Hotline, call toll-free 1-800-461-9330 or visit the Convercent website at www.convercent.com to report your issue or concern.  The Hotline is operated by specially trained third-party Representatives from Convercent.  Calls to the Hotline will not be traced or recorded.  Hotline representatives will log information given by you in the Convercent System. Your matter is then referred to the appropriate department for investigation and handling.  You can remain updated regarding your issue by accessing it via a unique ID number in the system.

Waivers and Amendments

The Company may waive application of this Code of Conduct, on a case-by-case basis, with approval by the General Counsel or Chief Compliance Officer.  Nothing herein shall constitute a contractual commitment to any employee.   Amendments are subject to the approval of the Board of Directors.

Preventing Fraud, Dishonesty & Criminal Conduct

Each of us has a responsibility to do our job honestly and in compliance with applicable laws, regulations and this Code. Fraud, dishonesty or criminal conduct by anyone doing work for, or business with, HMS is not permitted.

Examples of such conduct may include:

•                  Stealing property or information, including intellectual property

•                  Misusing a company or client computer, telephone, e-mail or other resource

•                  Making false records or reports, such as signing another person’s name, altering a document or recording activities which have not been performed, falsifying any report such as a government report, or falsifying expenses.

•                  Destroying, changing, falsifying or hiding evidence of any activity that violates this Code of Conduct

If you see or suspect fraud, dishonesty or criminal conduct, you must immediately report the situation to the Corporate Compliance Officer or the Hotline.  In conjunction with this obligation, you must cooperate with and be truthful during any HMS investigation.

If law enforcement or another government agency contacts you about possible fraud or criminal conduct, immediately refer the contact to the Chief Compliance Officer or General Counsel.

COMPETING FAIRLY

At HMS, we are committed to ensuring we compete within the boundaries of the law.. This means, among other things, abiding by all laws that apply to our sales and contracting activities in all locales in which HMS does business.  We do not use unfair methods of competition, or unfair or deceptive acts or practices in commerce.  Among other things:

We will:

•                  Compete fairly and honestly for business

•                  Deal fairly with clients and business partners

•                  Describe our products and services accurately

•                  Be truthful and accurate in proposals, bids, contracts and other certifications

We will not:

•                  Disparage our competitors’ products and services.

•                  Wrongfully use confidential or propriety information belonging to a third party.

•                  Accept, solicit, or provide kickbacks or illegal payments to anyone.

•                  Mislead customers through false statements or other deceptive practices.

Antitrust and Competition

Antitrust and competition laws protect free competition and consumers. While these laws are complex, they would, for example,  prohibit agreements between HMS and competitors that unreasonably restrain trade which can include agreements that concern prices, terms of sales, costs, profits or margins, sales volumes, capacity, market shares or territories, rigging bids or boycotts (e.g. of a customer or supplier).  The antitrust and competition laws also prohibit conduct to monopolize markets by unfair or illegal means.

Below are examples of certain areas in which antitrust and competition laws may limit permissible conduct and you should consult with the Legal Department for guidance in advance in any area (not just these) where there are potential antitrust concerns:

•                  Discussions or other contacts with competitors

•                  Refusals to do business with others

•                  Tying of services or other products (i.e. where the sale of one type is conditioned on the purchase of a second type)

•                  Selling below cost

•                  Practices that could foreclose competition in areas where HMS has significant market share

•                  Price discrimination (i.e. selling to two or more purchasers at different prices)

•                  Conduct or arrangements that may make it difficult for competitors to obtain needed inputs or sell their own services or other products.

If you are responsible for sales, contracting and other areas of the business where antitrust and competition laws may apply, you must be aware of them and their implications.  Ask for advice of the Legal Department if you are unsure about appropriate conduct in a particular situation.

Business Intelligence

In today’s environment, there is ready access to public information about other companies and their services.  It’s not unethical or illegal to have and make use of public information in conducting business.  You are free to gather intelligence about companies from public sources such as web sites, published articles, advertisements, brochures, public presentations and the like.   Information from outside vendors and consultants can also be a useful business tool, however, care must be taken not to receive from or provide to such persons inappropriate competitively sensitive information.  Please consult with the Legal Department for appropriate guidelines when dealing with such third party information sources.   You may contract with an outside vendor to gather business information, if the contracting process and scope of engagement is approved. But you may only accept business information about other companies when the receipt and use of it are lawful and ethical, and do not violate anyone’s confidentiality obligations.   You must never use, or ask any third party to use, unlawful or unethical means such as misrepresentation, deception, theft, spying, or bribery to gather business intelligence.

Trade Associations

Trade association meetings and other such gatherings serve legitimate and worthwhile purposes.  However,  when such meetings bring together competitors, care must be taken to discuss only permissible subjects.  Even comments made in jest about impermissible topics must be avoided as such comments can be misinterpreted and misreported.   If a conversation in a trade association meeting context should turn to any kind of potentially anti-competitive discussion, you should politely refuse to discuss the matter and leave the conversation immediately.

Bribery and Corruption

HMS forbids payments of any kind to any person either to obtain advantage in selling goods and services, or to advance our interests with government authorities.  Any such payment, made anywhere, violates HMS’s policies and procedures.

Governmental

Most places where we do business have laws forbidding the making, offering, or promise of any payment or anything of value—directly or indirectly— to a government official , if such payment is intended to influence an official act, or decision to award or retain business. For this reason, no payments, gifts, or services intended to influence, or even appearing to influence, a government official’s actions may be given.

Further Note on the Foreign Corrupt Practices Act (FCPA)

The FCPA prohibits knowingly offering, promising, or authorizing to pay money or “anything of value” directly or indirectly to any non-U.S. government official, political party or official of a political party, or candidate for political office with the intention of corruptly influencing such official to obtain or retain business or to otherwise secure any improper business advantage.   A non-U.S government official may include a person acting in an official capacity for or on behalf of a government agency, department, instrumentality, or public organization. This includes an entity that is owned or controlled by the government or any entity hired to review and accept bids for a government agency.  Further, payments made to non-U.S. government officials as a means of illegally or improperly influencing regulatory or other government action, including reducing customs duties, income taxes, sales taxes, or to collect an outstanding debt, are prohibited.  Therefore, each business originator should perform thorough due diligence when considering agents or third parties to represent HMS’s interests outside the United States. We have approval requirements for such consultants and for related contract terms.  Please contact the Legal Department with any questions about the FCPA or about contracting with offshore entities.

Commercial

HMS also prohibits “commercial bribery.”  Commercial bribery refers to the furnishing of something of value to an intermediary (e.g., an employee of a customer), with the intent to influence an entity’s commercial conduct. HMS prohibits any employee, consultant, middleman, or other agent acting on such individual’s behalf or on behalf of the Company from directly or indirectly engaging in commercial bribery.

Personal

You should never offer, pay, or receive bribes or kickbacks from anyone; to do so will subject you to civil or criminal penalties. You should immediately notify the Chief Compliance Officer about any payment or gift that is offered to or requested from you in conjunction with doing business, or that you believe may be a bribe, kickback, or otherwise improper. Never offer or accept personal loans or guarantees (e.g., preferences or discounts not offered widely) to or from clients, business providers or our competitors.

Gifts & Business Courtesies

While the exchange of business courtesies can help build business relationships, accepting or providing gifts under certain circumstances can harm your reputation and the reputation of HMS. You must seek guidance from Compliance or the Legal Department to distinguish between appropriate situations that build relationships and inappropriate situations that create or appear to create conflicts of interest or violate applicable law.

Governmental Employees

All governmental employees are subject to strict limitations on what they are allowed to accept in the nature of “gifts” from contractors such as HMS.  The definition of what constitutes a prohibited gift or promise is often broad, but usually covers entertainment, food or beverages, attendance at corporate events where free food and drink are available, tickets to shows or sporting events, offers of employment, and a wide range of other items that have a monetary value.  Because HMS does business with so many governmental entities, it is HMS policy that no gifts, entertainment, meals, lodging or travel may be provided to a government official or employee or to any other person because of that person’s relationship to the governmental official or employee.  Also you must avoid making or discussing any promise or offer of anything that might benefit that person as an individual.  Discussions or communications regarding any consideration of employing a government employee by HMS should only be undertaken after approval by the Chief Compliance Officer.

Others (other than government employees)

The safest course of action is not to give or receive any gifts at all. However, circumstances may arise where that’s not possible. If you must give or receive a gift, inexpensive or promotional items are appropriate if the item is widely available to others and if the exchange is legal. Even inexpensive gifts should not be given or accepted if they are intended as, or could be perceived to be, a bribe or an attempt to influence business decisions. Ask the Chief Compliance Officer for help any time you are unsure about giving or receiving a gift.

Generally, gifts valued at more than $25.00 to or from one person are not appropriate. Group gifts — those meant for, or received on behalf of, multiple people, e.g., a unit, office, department, etc.—can exceed this limit, but must be reasonable in relation to the size of the group and purpose for the gift. Also, you may not accept or give gifts of cash or cash equivalents, such as gift certificates or gift cards regardless of the amount. If you are offered or receive an expensive or inappropriate gift, politely refuse by explaining HMS’s policy on accepting gifts.

Any gifts given must be accurately and fully disclosed in the appropriate expense report with enough detail to reflect the true nature of the expense and the full names and business affiliations of those involved.

If you believe an exception to this policy is warranted in a particular circumstance, you must discuss the situation with, and obtain approval from, the Chief Compliance Officer.

Political Activities

HMS encourages everyone as individuals to participate in the political process.  But in so doing you may not give the impression that you speak or act on behalf of the company. Never use HMS resources—such as work time, email, phone systems, or personnel—to engage in personal political activities.

Political contributions

Federal law allows federal candidates, political parties and political action committees (PACs) to receive contributions from a company-sponsored PAC. HMS has established a PAC, which raises voluntary contributions from HMS associates at the Director level and above.  All donations to the company-sponsored PAC must be voluntary. No action—favorable or unfavorable— may be taken by the company based on an associate’s decision to donate or not to donate, or the amount of the donation. Furthermore, it is inappropriate for any supervisor to pressure an employee to make a donation to the PAC.

Federal law allows HMS’s corporate resources to be used to support the administration of the HMS PAC, but prohibits HMS resources from being used to make contributions to any candidate, party or PAC in connection with a federal election.  Some states and localities allow political contributions by corporations. The company makes political contributions in some of the states where corporate contributions are permitted.  Any political contribution made by the HMS PAC must fall within the limits and restrictions of all applicable laws and must be properly reported.    Any other corporate political contribution must be approved in advance by the Chief Compliance Officer. Making an illegal contribution, or failing to properly report a legitimate contribution, is a violation of HMS policy.

“Pay To Play” Prohibition

HMS has adopted a pay to play policy that, among other things, bans any individual or related party political contributions which might be made in an attempt to influence the award of business in violation of applicable law.  All employees are required to read and understand any HMS policies including any of those relating to pay to play. This also includes a specific pre-clearance requirement for any contributions to a state or local office holder by employees (or related parties as specified and defined by the policy) employed in government sales who are client facing, employees with the title of VP or above, all government relations employees, and Board members.  Such preclearance will be made to and by the Chief Compliance Officer.

Lobbying

Lobbying is the practice of communicating with government officials about matters that are important to HMS. Lobbying is strictly regulated by Federal, State, and local government rules and our own policies.  Be aware that:

•                  Only the VP of Government Relations may hire lobbyists using forms approved in advance by the legal department.  No contingent fee payments to lobbyists are permitted. It is the responsibility of the VP of Government Relations to manage those relationships to ensure compliance with applicable law, including registration and reporting obligations incurred by individual lobbyists, company employees, and the company.

•                  There are specific, detailed federal, state, and local rules regarding the use of corporate funds to procure or lobby for a government contract

•                  HMS  does not use resources to lobby for, or influence the award of, any government business

You may not conduct illegal lobbying activities, or fail to properly report legitimate efforts to influence policy making.  If you have questions, please contact the VP of Government Relations, the Chief Compliance Officer, or the General Counsel.

Conflicts of Interest

It is the policy of HMS that its employees, officers, directors, contractors, and contingent workers avoid conflicts of interest, except those fully disclosed in advance to the Chief Compliance Officer (with all relevant information) and formally waived in writing. The waiver may include conditions such as mitigations.

A conflict of interest is any situation where the interests of HMS are adverse to the interests of the employee, officer, director, contractor, or contingent worker where that individual’s personal or financial interests conflict with HMS’s.  The term HMS’ interest should be construed very broadly and include customers and prospects, potential market opportunities,   and other business interests.  We expect our employees, officers, directors, contractors, and contingent workers to avoid real or apparent conflicts of interests.

Examples of a conflict of interest

Examples of a possible conflict of interest include, but are not limited to the following. You may have a conflict of interest if you, a family member, or a member of your household:

•                 Has a financial interest in any business or government entity that is a customer or supplier, or that otherwise does business with HMS, or is a competitor of HMS

•                  Performs work (as an employee, officer, director, consultant or agent) for any of the above entities

•                  Works, or serves as an officer, director or advisor, for a nonprofit or political organization whose interests intersect with HMS’s businesses or with our position on a public policy

•                  Benefits personally from opportunities or resources that came to you as a result of your work at HMS

•                  Has an outside job or interest that interferes with your ability to do your job

•                  Acquires a significant ownership interest (more than one-tenth of 1%) in any business other than a privately held family business.

You may not assume a position as a director, officer or related position with another for-profit business while still employed at HMS without prior approval. Before seeking or accepting such a position, you must report the proposed affiliation to the Chief Compliance Officer.

If you believe you have an actual or possible conflict of interest, report it with all relevant information to the Chief Compliance Officer.

In addition (and as discussed under the “Business Opportunities” section of the Code, you must present all corporate opportunities to the Company.

Directors and Section 16 officers should report possible conflicts in advance to the General Counsel (along with relevant information). The General Counsel will consult with the Chairman of the Board or other members of the Board of Directors, as appropriate, and formally respond.

Governmental Contracting and Procurement

HMS is a responsible and reputable governmental contractor. We conduct our government contracting obligations in a manner compliant with all laws, regulations and ethics rules governing this business arena. We hold ourselves to high standards of business conduct and integrity, and we hold any subcontractors involved in government contracts to the same standards.   It is HMS’s policy to use consultants, agents or other professional service independent contractors only for legitimate, legal purposes.  HMS will enter into agreements only with business partners, companies, consultants or other agents believed to have a record of, and commitment to, integrity.  Contractors and consultants engaged on U.S. government projects are required to undergo background checks to verify that they are not suspended or debarred or otherwise excluded from performing government contracting work or on a list of suspected terrorists.

In government procurement processes, we do not improperly obtain, use or disclose government source selection or non-public proprietary information, such as bid or proposal prices, technical evaluation plans, competitive range determinations or ranking of proposals.

It is also HMS policy to:

•                  Follow the laws, rules, regulations and requirements of contractor conduct in the Federal Employees Health Benefits Program (FEHBP), Medicare, Medicaid and other U.S. government programs

•                  Adhere to laws that apply to government contracting and procurement in the states and locales where we do business. This includes, for example, the Federal Acquisition Regulations (FAR), the Procurement Integrity Act, federal and state employment, equal opportunity and affirmative action laws, the False Claims Act (FCA) and anti-corruption laws such as the U.S. Foreign Corrupt Practices Act. Laws, regulations and ethics rules vary by state and locality. Consult the General Counsel with any questions.

•                  Require provision of current, and accurate and complete information for all government contracts.

•                  Never give or agree to give anything of value to government customers, employees or third parties to influence the award or renewal of a government contract.

•                  Protect procurement integrity processes and confidential information associated with same.

Attestations

Some government contracts require HMS to certify that we did not violate procurement laws or regulations in winning the contract. If you are asked to sign a certificate or disclosure related to a government contract, you must be authorized to do so.  Consult the General Counsel if you have any questions regarding certifications and disclosure requirements.

Notification Requirements

•                  Promptly contact the General Counsel if any part of a government, including a U.S. or State Inspector General, Department of Justice, or the Office of Civil Rights contacts you regarding a situation or matter.

•                  Notify the Chief Compliance Officer immediately if you have been suspended, debarred, or excluded from working with any government funded or sponsored program or contract. This includes Medicare and Medicaid. You must also tell the Chief Compliance Officer if you know of any other reason why you might not be permitted to perform work related directly or indirectly to a government funded or sponsored program or contract, or if you know of anyone who works for or is affiliated with HMS who is in this situation.

Accurate Representations

Correspondence, reports and other documents that contain substantive opinions, conclusions or determinations or that legally bind HMS or its subsidiaries must be signed by or under the control of HMS leadership with legal authority to bind the company.  HMS staff and business partners such as subcontractors must represent their titles, roles, professional qualifications and certifications accurately.

Mandatory Obligation to Disclose Certain Misconduct in Governmental Contracting

The Federal Acquisition Regulation (FAR) requires the mandatory disclosure of credible evidence of federal criminal law violations involving fraud, conflict of interest, bribery or gratuity violations, as well as claims under the Civil False Claims Act, and significant overpayments. This mandatory disclosure obligation continues up to three years after contract end.

In order to comply with these obligations, you must immediately report any issues that could potentially constitute a violation of criminal or civil law, or significant overpayment on a government contract to the Chief Compliance Officer and/or the General Counsel, or the Hotline.

OUR COMPANY

Respect in the Workplace

HMS seeks to create a workplace that is inclusive and safe for our employees, officers, directors, contractors, contingent workers and business partners.  Our policies and programs are designed to promote fairness for all individuals and foster an organization where diversity and inclusion are valued.  We endeavor to treat one another with courtesy and collaborate to achieve results.  We do not tolerate unlawful discrimination, unlawful harassment, or unlawful retaliation.

Fair Employment Practices

We base employment decisions, including selection, development and compensation decisions, on an individual’s qualifications, skills and performance. We do not base these decisions on personal characteristics or status, such as sex, genetic information, pregnancy (including childbirth, breastfeeding, and related medical conditions), disability, predisposing genetic characteristics, sexual orientation, gender identity, gender expression, race, color, religion (including religious dress and grooming practice), creed, national origin, citizenship, ancestry, age, ethnicity, marital or familial status, HIV/AIDS status, political affiliation, military or veteran status, domestic violence victim status, or any other legally protected status (“Personal Characteristic”).   Discrimination based on Personal Characteristics is against company policy.

Unlawful Harassment-free workplace

We require a workplace that is free from unlawful harassment. We do not tolerate inappropriate behavior or harassment involving employees, officers, directors, contractors, contingent workers or business partners, including when it is based on the characteristics or statuses described above.

Unlawful harassment is any behavior that relates to a protected Personal Characteristic such as those outlined above and that unreasonably interferes with a person’s job performance or creates a workplace that is unreasonably intimidating, hostile or offensive.

We refrain from unwelcome or potentially offensive conduct which may include, but is not limited to, offensive jokes, slurs, epithets or name calling, physical assaults or threats, intimidation, ridicule or mockery, insults or put-downs, offensive objects or pictures, and interference with work performance.

In addition, we do not tolerate sexual harassment which includes a broad spectrum of conduct including harassment based on gender, transgender and sexual orientation (meaning one’s heterosexuality, homosexuality, or bisexuality).  Sexual harassment is defined as “unwelcome sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature” when:

•                  Submission to such conduct is made either explicitly or implicitly a term or condition of an individual’s employment.

•                  Submission to or rejection of such conduct by an individual is used as the basis for employment decisions affecting such individual.

•                  Such conduct has the purpose or effect of unreasonably interfering with an individual’s work performance or creating an intimidating, hostile, or offensive working environment.

Harassment on the basis of sex may also include the following types of conduct:

1.              Threatening negative employment action if sexual favors are not granted, or promising preferential treatment for submitting to sexual favors (often called “quid pro quo” sexual harassment).

2.              Unwanted sexual advances, whether or not they involve physical touching; propositions; comments about a person’s sexuality or sexual experiences; sexual gestures, noises, remarks, or jokes; or comments about a person’s body.

3.              Intentional physical conduct which is sexual in nature, such as touching, pinching, patting, grabbing or brushing against someone else’s body; or blocking the movement of another employee with one’s body.

4.              Displaying or publicizing in the workplace any materials that are sexually overt, demeaning or pornographic.

5.              Demeaning language, graphics or conduct directed at a person or persons because of gender, regardless of whether such language, graphics or conduct is sexual in nature.

In the event that you have suffered from unlawful harassment or witness or are aware of unlawful harassment against others occurring anywhere within the Company, you are encouraged to report it the Hotline or to the Corporate Compliance Officer.

For additional information, please refer to the HMS Employee Handbook.

Security and workplace violence

Security is everyone’s concern at HMS. We do not allow unauthorized or unwanted persons to trespass on HMS property. Each of us must be aware of specific security concerns that may exist at our workplace and report any suspicious persons or activities.

It is against HMS policy to bring weapons, firearms, ammunition, explosive devices and dangerous or illegal substances onto HMS property. We do not tolerate acts or threats of violence, either verbal or physical.  Report any danger or threat immediately to Corporate Security and/or to your local police.

Healthy and Safe Environment

We are committed to employee health and safety at all of our facilities. It is each of our responsibility to follow the rules and procedures established at our facilities to ensure a healthy and safe working environment. These include always complying with all relevant environmental and safety laws and avoiding unsafe activities and conditions.  If you are a manager, you must ensure that your direct employees are trained on the safety and environmental practices applicable to their jobs and implement and enforce all applicable regulations and policies. You must investigate all safety, health and environmental issues that come to your attention, and refer any issues of potential noncompliance to your manager or Corporate Security.

Alcohol and drugs

You must come to work free from the negative effects of drugs or alcohol, capable of performing your job duties. HMS’s Alcohol and Drug policy does not allow you to abuse or to unlawfully make, distribute, dispense, possess, use, transfer, solicit, purchase or sell:

•                  Alcoholic beverages

•                  Controlled substances

•                  Illegal or prescription drugs

This policy applies while you are on HMS property and while you are doing HMS business anywhere. You can review this policy and HMS’s Drug Screening Policy in the HMS Employee Handbook.

Proper Use of HMS Resources

HMS’s resources are intended for HMS business only. Their use must be legal and proper. Resources include time, equipment and supplies, documents, and the information in our computing and communications systems.

HMS may monitor or inspect information systems, e-mail, Internet use, computer files, or anything kept on company property. HMS may do this at any time for any company purpose. Employees have no expectation of privacy regarding these systems, email, Internet use, computer files, telephone voicemail, computers, information maintained, stored or transmitted on them, or anything that is maintained on company property.

Electronic communications

Electronic communications—e-mail, the Internet, social media applications—can be useful business tools. You are to use these electronic communications tools legally, wisely and responsibly, and do so in a professional and respectful manner. We obey all applicable laws concerning copyright, trademarks, privacy, and financial disclosures.  In addition, your electronic communications must comply with the Company’s Fair Employment and Unlawful Harassment policies.

You are responsible for all of your company communications — this includes e-mail or contact via social media websites, such as LinkedIn®, Twitter, or Facebook.  Whenever you are identified as an HMS employee make sure you don’t make statements that anyone could interpret as being HMS’s corporate statement  — you should use a disclaimer such as: “The views expressed in this post are my own and are not endorsed by or on behalf of HMS.” Always protect HMS’s confidential or proprietary information.  For additional guidance, see HMS’s Social Media Policy.

Business opportunities

Business opportunities that come to you through access to HMS property or information, or through your position at HMS, belong to HMS. They may not be used for your benefit or the benefit of a friend or family member. You may not compete with HMS.  If you leave or are no longer affiliated with HMS, company property, resources and confidential information remain with HMS and HMS’ property.

Honoraria and fees from others

You may be asked to participate in professional activities, professional fora or surveys that are related to HMS or our business interests. For example, you may be asked to serve on a committee or make a speech. You may not be paid a fee (often referred to as an honorarium) for this work. In general, you may accept an offer to cover reasonable travel and lodging costs as long as other committee members or speakers who are not HMS employees are treated equally.  Such activities must be approved in advance by your supervisor and scheduled at times so as not to interfere with company business.

Public Speaking and Published Works

Public speeches and published works, such as books and magazine articles, offer excellent opportunities for HMS to present topics and ideas of interest to business and professional audiences. Any speech or published work on a professional topic by an HMS employee could be perceived to represent HMS’ position. Therefore, such speeches and published works must be pre-approved before any company time or resources are committed to them and before they are released. Pre-approval must be obtained from Corporate Communications.

Charities and Community Service

HMS is dedicated to helping people in need in our communities where we live and work.  You may make contributions of personal time or financial resources to charitable, educational and community-service organizations and HMS supports such efforts through Volunteer Paid Time Off and HMS Helps. If, however, an organization you are involved with seeks to do business with HMS — for example, a charity that is contemplating retaining HMS’ services — you must make full disclosure to your manager or one of the resources in this Code. You may be required to excuse yourself from making or participating in any decision on behalf of HMS that concerns or impacts the charity.

Business hospitality, entertainment, travel and meals

HMS pays your travel and related expenses, as permitted by our Travel and Entertainment Reimbursement Policy. In general, others should not pay for these costs.  You may occasionally offer or accept meals or entertainment offered in conjunction with meetings to discuss HMS business; provided nothing may be offered to any government employee.  At least one HMS employee must be present at each such event.  Lavish, expensive, or exclusive meals and entertainment are not acceptable.

Proper Use of Intellectual Property

You must respect the proprietary rights of others by complying with all applicable laws and agreements that govern such matters. The products, services, ideas, concepts, and other information we produce on a daily basis are proprietary assets of HMS. Various laws, and good intellectual property practices regarding maintaining confidential information, enable HMS to protect these assets.   Examples of confidential or proprietary information include marketing plans, sales and marketing data, customer and employee records, operations information, and processes, personnel information, research and technical data, technical processing techniques, pricing information, strategies, and information pertaining to new products and services. You are expected to protect HMS’s intellectual property — including its patents, trade secrets, copyrights, trademarks, scientific and technical knowledge, know-how, and the experience developed in the course of the Company’s activities.

Unless you obtain the intellectual property owner’s specific prior consent, you may not copy, distribute, display, perform, or modify third-party copyrighted or trade secret materials or conduct peer-to-peer or other file sharing of copyrighted materials. A work may be protected by a copyright even if there is no notice on the work.

You are prohibited from disclosing to the Company or using during your employment any proprietary and confidential information you obtained from a prior employer.

Safeguarding Information

We keep confidential and proprietary information about HMS, its business, products and services, as well as our vendors, customers and employees, and all those who do business with us, confidential.  You are expected to maintain it safe from inappropriate access, use or disclosure. We comply with applicable national, state, local and municipal privacy, data protection and security laws.

•                  Confidential information is any nonpublic information that is gathered,

developed or produced by or for or in the possession of HMS.

•                  Nonpublic information is any information that is not known by or available to the general public.

•                  Proprietary information is nonpublic information that is created, recorded, or used in support of HMS business or the business of another company. This information is owned by HMS or the other company.

Examples of Confidential and Proprietary Information

•                  Personal information, including—Name, address, date of birth, gender, Social Security or ID number, member ID number, cardholder data and other nonpublic personal information. Or, financial, health or other information about a person that is not public.

•                  Proprietary and nonpublic information about anyone who does business with HMS, such as employees, clients, subcontractors, providers and shareholders.

•                  Any information that could help or harm our ability to meet our business goals.

•                  Information that is owned or provided by a third party and made known to HMS under a non-disclosure, confidentiality or data use agreement.

Guidelines for Safeguarding

You are responsible for the protection and privacy of any HMS confidential and proprietary information under your control. Failure to do so may result in discipline, including the loss of your job.

We:

•                  Access, use, view or send confidential information only if authorized, and there is a valid business reason to do so

•                  Do not reveal proprietary or confidential information to anyone outside HMS unless authorized

•                  Respect the confidential information and trade secret information of other companies. Never accept, keep or use improperly obtained information

•                  Do not ask another person to improperly disclose information

•                  Never post or reference confidential or nonpublic information on any social media site

•                  Comply with HMS’s HIPAA Privacy and Security Policies

•                  Properly dispose of HMS information.

•                  Never destroy a document that could be relevant to an anticipated or pending lawsuit or investigation. If you have questions about these issues, seek direction from internal legal counsel.

When you leave HMS

When your HMS job or affiliation ends, you must immediately return any HMS confidential or proprietary information (including all copies regardless of media).  You may not use or disclose this information to an unauthorized entity, such as a different employer or company. HMS may ask to inspect any materials you have when you leave, to prevent unauthorized removal of information. If you have signed an agreement with HMS requiring continued cooperation, confidentiality, or non-solicitation of employees, you will need to honor those obligations after leaving HMS.

SHAREHOLDERS AND THE PUBLIC

Record keeping & Accounting Controls

It is HMS policy to keep books, records and accounts in a way that shows a fair, complete and accurate accounting of all business transactions and use of assets. Our records must reflect reasonable detail to show the true nature of expenses and other transactions, who was involved, and any affiliation to HMS or third parties, such as government entities.

We will never alter or falsify an HMS company record. Unless permitted by applicable law or regulation, we do not execute off-balance sheet transactions, arrangements and obligations or maintain unrecorded funds or assets. If such transactions are allowed, we disclose them as required by the U.S. Securities and Exchange Commission or other applicable rules or regulations.

Officers and managers are expected to build and maintain an internal accounting system with controls that prevent unauthorized, unrecorded or inaccurately recorded transactions, and result in preparation of financial statements based on generally accepted accounting principles.

Managers also must ensure that third parties who create or update HMS records follow the same rules, where appropriate.

Money Laundering & Accounting Fraud

Money laundering is defined as the process of converting illegal proceeds so that funds are made to appear legitimate and can thereby enter the stream of commerce. It is not limited to cash transactions.  HMS forbids engaging in or knowingly assisting in money laundering

It is your responsibility to report any unrecorded funds or assets or false or artificial entries in the books and records of the Company if you become aware of them.  If you learn of or suspect accounting fraud, report it immediately.

Company Records Management

HMS has records retention and disposal policies and procedures to ensure that Company Records are maintained, stored, and, when appropriate, destroyed in accordance with HMS’s and/or client policies, and in compliance with applicable legal, regulatory, environmental, tax, employment, and trade requirements. You are expected to be familiar with the specific requirements of your business and location, as well as with applicable corporate procedures. You must preserve all relevant documents, regardless of typical document destruction practices (which must cease relating to such documents) if you are aware of a threatened or actual legal claim, lawsuit, or government investigation, or a legal request for such documents, or if an executive of the Company has requested that you stop.  In this context, the term “document” is to be construed very broadly and includes both paper copies, email and electronic, notes, calendars, and other media.  Such documents are to be preserved unless authorized in writing by the General Counsel.

Improper Influence on Conduct of Auditors

You are prohibited from directly or indirectly taking any action to coerce, manipulate, mislead or fraudulently influence the Company’s independent auditors for the purpose of rendering the financial statements of the Company materially misleading. Prohibited actions include but are not limited to those actions taken to coerce, manipulate, mislead or fraudulently influence an auditor: (1) to issue or reissue a report on the Company’s financial statements that is not warranted in the circumstances (due to material violations of generally accepted accounting principles, generally accepted auditing standards or other professional or regulatory standards); (2) not to perform audit, review or other procedures required by generally accepted auditing practices or other professional standards; (3) to withdraw an issued report; or (4) not to communicate material matters to the Company’s Audit Committee of the Board of Directors.

Insider Trading

Insider trading refers to the illegal practice of trading securities while possessing “material nonpublic information” about a company.  Related illegal acts include tipping others to trade based on material non-public information.

“Material” information is information that a reasonable investor would think is important when making a decision about buying, holding or selling a company’s securities. Information that affects the price of HMS’s or another company’s stock may be “material.”

Insider trading is unethical and illegal under U.S. federal and other local securities laws. It is generally illegal for any person who possesses “material nonpublic” information about a company to buy or sell stock, options or bonds or other debt instruments of that company, or to tell or “tip” anyone else by communicating the nonpublic information to them.

You must follow all insider trading and securities laws, regulations and policies (including HMS’s “blackout policy” which prohibits trading in HMS’s securities during specified time periods) applicable to securities transactions and nonpublic information. Insider trading will be dealt with firmly by HMS, and both you and HMS could face civil and criminal penalties for insider trading.

For questions, employees and officers and Directors should contact the General Counsel.

Some Examples of What May Constitute “Material” Information

•                  Financial results or expected results for the quarter or the year

•                  Possible mergers or acquisitions or financing transactions

•                  Major changes in customer relationships

•                  Winning or losing an important contract

•                  Information about new products

•                  Changes in senior management

•                  Major lawsuit or regulatory developments, including fines or sanctions

Whether or not information is “material” may depend on the facts and circumstances.  If you are unsure, contact the General Counsel for guidance.

Media & Public Inquiries

It is HMS policy to deliver accurate and reliable information to the media, financial analysts, investors, brokers, and other members of the public. All public disclosures, including forecasts, press releases, speeches, and other communications, will be honest, accurate, timely, and representative of the facts. To ensure consistent, accurate delivery of Company information, employees are not authorized to answer questions from the news media, securities analysts, investors, or other members of the public regarding Company activities.  If approached for information, you must record the name of the person making the inquiry and immediately notify Corporate Communications.

Code of Ethics for Senior Financial Officers

Under the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission (SEC) rules, HMS is required to disclose whether it has adopted a written Code of Ethics for its Senior Financial Officers and the Chief Executive Officer (CEO). Any amendments to, or implicit or explicit waiver of, the Code of Ethics for Senior Financial Officers and the CEO must be publicly disclosed as required by SEC rules. “Senior Financial Officers” means HMS’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and such other personnel of HMS or its wholly owned subsidiaries as may be designated from time to time by the Chairman of the Audit Committee. The Code must be reasonably designed to deter wrongdoing and to promote: honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely and understandable SEC filings and submissions and other public communications by the Company; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations of the Code; and accountability for adherence to the Code. The CEO and all Senior Financial Officers are bound by all provisions of this Code of Conduct and particularly those provisions relating to ethical conduct, conflicts of interest, compliance with law, and internal reporting of violations of the Code. The CEO and all Senior Financial Officers also have responsibility for full, fair, accurate, timely and understandable disclosure in the periodic reports and submissions filed by the Company with the SEC as well as in other public communications made by the Company (“Public Communications”). Accordingly, it is the responsibility of the CEO and each Senior Financial Officer promptly to bring to the attention of the Audit Committee of the Board of Directors any information of which he or she may become aware that materially affects the disclosures made by the Company in its Public Communications. The CEO and each Senior Financial Officer also shall bring promptly to the attention of the Audit Committee of the Board of Directors any information he or she may have concerning significant deficiencies in the design or operation of internal controls which could adversely affect the company’s ability to record, process, summarize and report financial data; or any fraud, whether or not material, that involves management or other employees who have a significant role in HMS’s financial reporting, disclosures or internal controls. The Audit Committee shall determine appropriate actions to be taken in the event of violations of the Code by the CEO and the Company’s Senior Financial Officers. The Audit Committee must report periodically any actions taken pursuant to this paragraph to the Board of Directors. Any waiver of or amendments to the Code of Ethics for Senior Financial Officers and the CEO must be approved by the Audit Committee of the Board of Directors.

Changes in this Code of Ethics for Senior Financial Officers may be made only by the Company’s Audit Committee or the full Board of Directors, which also must approve waivers of these obligations for directors, executive officers and all senior accounting personnel. All substantive changes as well as waivers to this Code of Ethics for directors, executive officers and all senior accounting personnel must be properly disclosed to the extent required pursuant to applicable laws and regulations.

CODE OF CONDUCT ATTESTATION

The HMS Code of Conduct is applicable to HMS Holdings Corp. and all of its subsidiaries (collectively “HMS”; the “company”), employees, officers, directors, contractors, contingent workers and business affiliates.  I understand, as a member of one or more of the above groups, that it is my obligation to comply with the law, this Code, and all applicable company policies and contractual obligations.  By signing this form or clicking on the attestation button, I attest that I have read, understand, and will abide by the HMS Holdings Corp. Code of Conduct.

I accept I have an affirmative duty to report all suspected illegal or unethical conduct, including violations of law, this Code, company policies and contractual obligations.  I am aware of my anonymous reporting option through the Compliance Hotline at 1-800-461-9330 or convercent.com.  I understand the company maintains a strict non-retaliation policy for good-faith reporting of actual or potential illegal or unethical conduct in violation of the Code.

I will carry out my personal responsibilities for the company in accordance with this Code, the applicable laws and regulations and the company’s policies and contracts.

I attest that I am not aware at this time of any violation of the company’s Code of Conduct or of law which I have not previously reported.  I affirm I have met my personal obligations regarding accurate and timely reporting of (but not limited to) potential or actual personal conflicts of interest, professional credential changes, exclusions, political campaign contributions and/or company stock activity as mandated in the Code and applicable to me.

BY SIGNING/CLICKING BELOW, I CERTIFY THAT I AM IN COMPLIANCE WITH ALL HMS POLICIES AND PROCEDURES, INCLUDING THOSE THAT REQUIRE ME TO REPORT ANY SUSPECTED OR ACTUAL NON-COMPLIANCE.

Name	Date

Signature

HMS Holdings Corp. Compliance Group

Alexandra Holt, Chief Compliance Officer

Email: aholt@hms.com

Phone: 212.857.5337

Kimberly Hornik, Federal Compliance Officer

Email: khornik@hmsfederal.com

Phone: 810.694.5758 or 810.569.9304

Jennifer Drucker, HDI Compliance Officer

Email: Jennifer.Drucker@emailhdi.com

Phone: 702.777.1660 Ext 2880